

Mail Stop 4720

July 28, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 14, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your amended registration statement and response letter each filed July 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Financial Statement for the Year Ended December 31, 2009
Note 1. Business and Significant Accounting Policies, F-6
Warrant Liability, page F-7

1. You disclose that the warrant liability is calculated based on the difference between the strike price and the stock price on the date of issuance for all warrants with a strike price greater than the stock price. It is unclear how your qualifying statement that this is limited to warrants with a strike price greater than the stock price is appropriate. Please advise.

Share Based Compensation, page F-8

2. We acknowledge your response to comment 7. It appears that your stock price traded at $.13 on December 31, 2009 and $.12 on March 31, 2010. Based on your methodology of calculating the fair value of the warrant liability, it would appear that the warrant liability would be substantially higher than what you recorded. For example at March 31, 2010, the stock price less the strike price would equal $.12 multiplied by 58,760,000 warrants for a liability of $7.1 million. Please advise and provide us with the warrant liability calculation for the aforementioned periods.

Warrants, page F-16

3. With regards to the issuance of 58,760,000 equity units consisting of one common stock share and one warrant in 2009, please disclose if these transactions were offered in an exempt private placement as they are not listed in *Item 15. Recent Sales of Unregistered Securities*.

4. We acknowledge your response to comment 7 that you increased your number of authorized shares, however at March 31, 2010 this was not the case therefore our comment is still applicable. Please disclose your statement from your prior response that a "variable number of shares that must be issued, according to the warrant contract terms, could exceed the remaining unissued common stock." It would also be appropriate to disclose that you increased your authorized shares of common stock, quantify the new authorized shares, and the date it was increased.

5. We acknowledge your response to comment 8. It appears that you are using different methods to value the warrant liability at inception and then subsequently. It is unclear why you have not fair valued the warrant liability at inception. Please tell us how you determined this accounting is appropriate supported by the accounting guidance, including all applicable paragraphs, you used in making your decision. Also, please provide the journal entries made when you recorded the transaction along with how you determined each value recorded.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174